P.O. Box 982 El Paso, Texas 79960-0982 (915) 543-5711

December 23, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Jennifer Thompson, Accounting Branch Chief

RE:	El Paso Electric Company
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008
File No. 1-14206

Dear Ms. Thompson:

This letter is in response to your letter dated December 9, 2008 to Scott D. Wilson regarding the Company’s October 27, 2008 response letter and the above referenced report (the “Report”) filed by El Paso Electric Company (“EPE” or “the Company”). For your convenience we have reproduced your question and supplied our response immediately thereafter. In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter has been read by our independent auditors, KPMG LLP, and our outside corporate counsel, Davis Polk & Wardwell. Capitalized terms used in this response that are not otherwise defined shall have the respective meanings given them in the Reports.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note K. Financial Instruments and Investments, page 28

Securities and Exchange Commission

December 23, 2008

1.	We have reviewed your response to comment 6 in our letter dated September 25, 2008 and note your disclosure on page 28 indicating that you engaged a consulting firm specializing in securities valuation to determine the fair value of your auction rate securities. Since it appears you may incorporate by reference your Form 10-Q in registration statements on Form S-3 and S-8, you may have to name and file the written consent of the third-party appraiser you reference. In this regard, please explain the nature and extent of the consulting firm’s involvement in your decision-making process as it relates to the valuation of these securities. Alternatively, you may remove the reference to the consulting firm. If you do not believe a consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Response:

Management of EPE is responsible for the determination of the fair value of auction rate securities and we will remove the reference to the consulting firm in future SEC filings.

We are faxing and simultaneously sending this letter to Andrew Blume by overnight delivery. Please feel free to call the undersigned at 915-543-5876, or Dan Kelly of Davis Polk & Wardwell at 650-752-2001, if you have any additional questions.

Sincerely,

/s/ Scott D. Wilson
Scott D. Wilson
Executive Vice President – Chief Financial and Administrative Officer